Exhibit 99.1

PROGRESSIVE WASTE SOLUTIONS ANNOUNCES QUARTERLY CASH DIVIDENDS

TORONTO, ONTARIO – Wednesday, June 15, 2011 – Progressive Waste Solutions Ltd. (the “Company”) (NYSE, TSX: BIN) today declared a cash dividend of Canadian $0.125 per share, payable on July 15, 2011, to shareholders of record at the close of business on June 30, 2011.

The Company has designated these dividends as eligible dividends for the purposes of the Income Tax Act (Canada).

About Progressive Waste Solutions Ltd.

Progressive Waste Solutions Ltd. is one of North America's largest full-service, vertically integrated waste management companies, providing non-hazardous solid waste collection and landfill disposal services to commercial, industrial, municipal and residential customers in twelve states and the District of the Columbia in the U.S., and six Canadian provinces. Its major brands, IESI, BFI Canada and Waste Services, are leaders in their markets. The Company’s shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

Further information:

Chaya Cooperberg
Vice President, Investor Relations and Corporate Communications
Progressive Waste Solutions Ltd.
Tel: (905) 532-7517
Email: chaya.cooperberg@progressivewaste.com
www.progressivewaste.com